UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Designation as “Unfaithful Disclosure Corporation”

This Report of Foreign Private Issuer on Form 6-K is furnished to disclose that LG Display (the “Company”) has been designated by the Korea Exchange as an “Unfaithful Disclosure Corporation” on November 3, 2026 due to a delayed disclosure filing. The details of such notice are set forth below:

1. Company Name: LG Display

2. Type of Unfaithful Disclosure: Non-fulfillment of Disclosure Obligations

3. Contents of Unfaithful Disclosure: Delayed disclosure (October 14, 2026) of the occurrence of Suspicion of Embezzlement or Misappropriation by Officers or Employees (February 10, 2026)

4. Designation Date: 2026-11-03

5. Details of Demerit Points
- Demerit Points Newly Imposed: 0
- Demerit Points Previously Imposed: 0
- Accumulated Total (Adjusted): 0

6. Fine for Violation of Disclosure Regulations (in KRW): 8,000,000

7. Request to replace the Person Responsible for Disclosure, etc.: Not Applicable

8. Legal Basis for Designation and Imposition: Articles 35 and 38-2 of KOSPI Market Disclosure Regulation

9. Occurrence of Grounds for a Listing Maintenance Review: Not Applicable

10. Other references useful for making investment decisions:

If the Company is designated as an Unfaithful Disclosure Corporation in the future and is assessed demerit points, and its cumulative demerit points over the one-year period ending on the date those points are imposed total 10 or more, the Company may be subject to a substantive review of its listing maintenance pursuant to Article 48(2)(4) of KOSPI Market Listing Regulation.

*Related Disclosure: The Company’s Report on Form 6-K furnished to the SEC on October 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: November 3, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division